Exhibit 99.1

Kenon Holdings Reports Q3 2025 Results and Additional Updates

Singapore, December 3, 2025. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q3 2025 and additional updates.

Q3 and Recent Highlights

Kenon

•	In November 2025, Kenon sold a small portion of its OPC shares for gross proceeds of NIS 340 million (approximately $100 million).

OPC

•
In October 2025, OPC announced the financial closing and commencement of construction of the Basin Ranch Project, a gas-fired power plant project in Texas with an estimated 1.35 GW capacity (as described below), and CPV’s entry into an agreement to acquire the remaining 30% interest in the Basin Ranch Project.

•	In October 2025, OPC announced that CPV had entered into an agreement to acquire the remaining approximately 11% interest in CPV Shore.

•	In November 2025, OPC issued new shares in a private placement for gross proceeds of approximately NIS 340 million (approximately $100 million).

•	In November 2025, OPC issued NIS 460 million (approximately $140 million) of Series D bonds.

•
OPC’s net profit in Q3 2025 was $69 million, as compared to $23 million in Q3 2024. OPC’s Q3 2025 and Q3 2024 net profit included its share in net profit of CPV of $61 million and $17 million, respectively.

•	OPC’s Adjusted EBITDA including proportionate share in associated companies[1] in Q3 2025 was $156 million, as compared to $108 million in Q3 2024.

1 Adjusted EBITDA including proportionate share in associated companies is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated December 3, 2025 for the definition of OPC’s EBITDA and Adjusted EBITDA including proportionate share in associated companies and a reconciliation to profit for the applicable period.

Discussion of Results for the Three Months ended September 30, 2025

Kenon’s consolidated results of operations essentially comprise the consolidated results of OPC Energy Ltd (“OPC”), in which Kenon held an approximately 49.8% interest as of September 30, 2025.

See Exhibit 99.2 of Kenon’s Form 6-K dated December 3, 2025 for a summary of Kenon’s consolidated financial information; a summary of OPC’s consolidated financial information; a reconciliation of OPC’s EBITDA and Adjusted EBITDA including proportionate share in associated companies (which is a non-IFRS measure) to profit for the period; a summary of financial information of OPC’s subsidiaries.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements, which are denominated in NIS, as translated into U.S. Dollars for Kenon’s financial statements.

Summary Financial Information of OPC

	For the three months ended September 30,
	2025	2024
	$ millions
Revenue	265	237
Cost of sales (excluding depreciation and amortization)	(178)	(157)
Finance expenses, net	(13)	(27)
Share in net profit of associated companies	61	17

Profit for the period	69	23
Attributable to:
Equity holders of OPC	54	22
Non-controlling interest	15	1

Adjusted EBITDA including proportionate share in associated companies[2]	156	108

For a summary of OPC’s results please refer to Appendix B.

Revenue

Set forth below is a summary of OPC’s revenue in Israel and the U.S. for the three months ended September 30, 2025 (“Q3 2025”) and 2024 (“Q3 2024”).

	For the three months ended September 30,
	2025	2024
	$ millions
Israel	212	205
U.S.	53	32
Total	265	237

OPC’s revenue increased by $28 million in Q3 2025 as compared to Q3 2024. Excluding the impact of translating OPC’s revenue from NIS to USD3, OPC’s revenue increased by $5 million in Q3 2025 as compared to Q3 2024. Set forth below is a discussion of significant changes in revenue between Q3 2025 and Q3 2024.

2 Non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated December 3, 2025 for the definition of OPC’s EBITDA and Adjusted EBITDA including proportionate share in associated companies and a reconciliation to profit for the applicable period.
3 The OPC Q3 2025 results presented herein and the corresponding comparative figures in Q3 2024 discussed herein were converted using an exchange rate of $0.284/NIS which is the average exchange rate for Q3 2025, and do not reflect the rates applied in the accompanying table.

Set forth below is a discussion of changes in the key components in revenue in Israel and the U.S. for Q3 2025 as compared to Q3 2024.

Israel

•
Revenue from private customers in respect of infrastructure services – Increased by $17 million in Q3 2025 as compared to Q3 2024. Excluding the impact of translating OPC’s revenue from NIS to USD, such revenue increased by $13 million primarily as a result of an increase in average tariffs in Q3 2025 of approximately 40%;

•
Revenue in respect of capacity payments – Increased by $1 million in Q3 2025 as compared to Q3 2024 primarily as a result of increase in availability of the Gat power plant and partially offset by the decline in availability of the Tzomet power plant in Q3 2025; and

•
Revenue from sale of energy to private customers – OPC’s revenue from the sale of electricity to private customers is derived from electricity sold at the generation component tariffs, as published by the Israeli Electricity Authority, with some discount. Accordingly, changes in these tariffs generally affect the prices paid by customers under Power Purchase Agreements. The weighted-average generation component tariff in Q3 2025 was NIS 0.2939 per KW hour, which is approximately 2% lower than NIS 0.3007 per KW hour in Q3 2024. OPC’s revenue from the sale of electricity to private customers decreased by $18 million in Q3 2025 as compared to Q3 2024. Excluding the impact of translating OPC’s revenue from NIS to USD, such revenue decreased by approximately $25 million primarily as a result of a $18 million decrease in customer consumption, as the geopolitical situation and military actions resulted in the temporary shutdown of natural gas reservoirs in Q3 2025, and a decrease of $6 million as a result of a decrease in the generation component tariff in 2025.

United States

•	Revenue from sale of electricity (retail) activities – Increased by $29 million in Q3 2025 as compared to Q3 2024 primarily as a result of increase in scope of activities; and

•
Revenue from sale of electricity from renewable energy – Decreased by $11 million in Q3 2025 as compared to Q3 2024, as a result of the deconsolidation of CPV Renewable Power LP (“CPV Renewable”) from November 2024, following which the equity method of accounting is applied.

Cost of Sales (Excluding Depreciation and Amortization)

Set forth below is a summary of OPC’s cost of sales (excluding depreciation and amortization) in Israel and the U.S. for Q3 2025 and Q3 2024.

	For the three months ended September 30,
	2025	2024
	$ millions
Israel	131	137
U.S.	47	20
Total	178	157

OPC’s cost of sales (excluding depreciation and amortization) increased by $21 million from Q3 2024 to Q3 2025. Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD4, such costs increased by $6 million in Q3 2025 as compared to Q3 2024. Set forth below is a discussion of significant changes in cost of sales in Israel and the U.S. between Q3 2025 and Q3 2024.

Israel

•
Expenses in respect of infrastructure services – Increased by $17 million in Q3 2025 as compared to Q3 2024. Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD, such costs increased by $13 million primarily as a result of higher average tariffs in Q3 2025; and

•
Expenses for acquisition of energy – Decreased by $30 million in Q3 2025 as compared to Q3 2024. Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD, such costs decreased by $32 million primarily as a result of lower customer consumption and the temporary shutdown of natural gas reservoirs in Q3 2025, and maintenance activities of the Gat power plant in Q3 2024.

4 The OPC Q3 2025 results presented herein and the corresponding comparative figures in Q3 2024 discussed herein were converted using an exchange rate of $0.284/NIS which is the average exchange rate for Q3 2025, and do not reflect the rates applied in the accompanying table.

United States

•	Expenses for sale of electricity (retail) – Increased by $28 million in Q3 2025 as compared to Q3 2024, primarily as a result of increase in scope of retail activities in the U.S.; and

•	Expenses for sale of electricity from renewable energy – Decreased by $3 million in Q3 2025 as compared to Q3 2024 as a result of the deconsolidation of CPV Renewable from November 2024.

Finance Expenses, net

Finance expenses, net in Q3 2025 were $13 million, as compared to $27 million in Q3 2024, primarily as a result of changes in the exchange rate of the U.S. Dollar against the New Israeli Shekel in Q3 2025 as compared to Q3 2024, partially offset by an increase in interest income from bank deposits.

Share in net Profit of Associated Companies

OPC’s share in net profit of associated companies increased by $44 million in Q3 2025 as compared in Q3 2024, primarily as a result of an increase in OPC’s ownership stakes in CPV Shore Holdings, LLC (“CPV Shore”) and CPV Maryland, LLC in Q4 2024 and Q2 2025 respectively as well as the increase in electricity margins compared with the corresponding period.

For further details of the results of certain associated companies of CPV Group LP (“CPV”), refer to OPC’s immediate report published on the Tel Aviv Stock Exchange (“TASE”) on November 19, 2025 and the convenience English translations furnished by Kenon on Form 6-K with the U.S. Securities and Exchange Commission on November 19, 2025.

Liquidity and Capital Resources

As of September 30, 2025, OPC had unrestricted cash and cash equivalents of $696 million, restricted cash of $17 million (including restricted cash used for debt service), and total outstanding consolidated indebtedness of $1,364 million, consisting of $100 million of short-term indebtedness and $1,264 million of long-term indebtedness. As of September 30, 2025, a substantial portion of OPC’s debt was denominated in NIS.

As of September 30, 2025, OPC’s proportionate share of indebtedness (including accrued interest) of associated companies of CPV was $1,139 million and its proportionate share of cash and cash equivalents was $94 million.

Business and other Developments

Private placement of OPC’s shares

In November 2025, OPC issued 5,529,322 ordinary shares to institutional investors in a private placement in Israel for gross proceeds of approximately NIS 340 million (approximately $100 million).

Series D Bond Issuance

In November 2025, OPC issued NIS 460 million (approximately $140 million) of Series D bonds.

Basin Ranch Project updates

In October 2025, OPC announced the financial closing and commencement of construction of the Basin Ranch Project, a gas-fired power plant project in Texas with an estimated 1.35 GW capacity (the “Basin Ranch Project”), which at the time of the announcement, was 70%-owned by CPV, with the remaining 30% owned by GE Vernova. At such time, key agreements, including equity financing and collateral arrangements, construction and equipment agreements and loan agreements, including the approximately $1.1 billion Texas Energy Fund senior loan, became effective.

OPC also announced that CPV had entered into an agreement with GE Vernova to acquire its remaining 30% ownership interest in the Basin Ranch Project, subject to conditions precedent, for consideration of approximately $371 million.

OPC further announced that the acquisition of this remaining 30% interest in the Basin Ranch Project will, upon completion of the acquisition, result in consolidation of the Basin Ranch Project in OPC’s financial statements.

For further information, see Kenon’s Reports on Form 6-K furnished to the U.S. Securities and Exchange Commission on October 23, 2025, October 28, 2025 and October 29, 2025.

Acquisition of remaining interest in CPV Shore

In October 2025, OPC announced that CPV had entered into an agreement to acquire the remaining approximately 11% interest in CPV Shore. Completion of the sale is subject to conditions precedent, including, among other things, obtaining regulatory approval, and OPC indicated that completion will result in consolidation of CPV Shore in OPC’s financial statements.

Additional Kenon Updates

Kenon’s (stand-alone) Liquidity and Capital Resources

As of September 30, 2025 and December 3, 2025, Kenon’s stand-alone cash was $560 million and $670 million, respectively. There is no material debt at the Kenon level.

Kenon’s stand-alone cash includes cash and cash equivalents and other treasury management instruments.

Sale of a small portion of OPC shares

In November 2025, Kenon sold 5,422,648 OPC ordinary shares for gross proceeds of NIS 340 million (approximately $100 million).

Kenon now holds approximately 47% of OPC’s ordinary shares.

Appointment of new director

Kenon announces that Ms. Audrey Low has been appointed to its Board of Directors as a non-executive Director, effective January 1, 2026. Ms. Low brings with her over 20 years of experience as an investment and financial professional in global capital markets, private and public credit, distressed investing and macroeconomic policy.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements include statements relating to the Basin Ranch Project, including estimated capacity of the project, the agreement to acquire the remaining 11% stake in CPV Shore, the expected accounting treatment of transactions and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the Basin Ranch Project, including the risk that the Basin Ranch Project does not proceed on the terms as described herein or previously announced, or at all, risks relating to the agreement to acquire the remaining interest in CPV Shore, including the risk that the acquisition is not completed on the terms as described herein or previously announced, or at all, risks relating to the accounting treatment of transactions, and other risks and factors including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Deepa Joseph Chief Financial Officer IR@kenon-holdings.com